SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

(Amendment No. _____)

EDCI Holdings, Inc.
(Name of the Issuer)

EDCI Holdings, Inc.
(Names of Person(s) Filing Statement)

Common Stock, $0.02 par value
(Title of Class of Securities)

268315108
(CUSIP Number of Class of Securities)

David P. Hooper, Esq.
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204
(317) 231-7333
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.           ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.           ☐  The filing of a registration statement under the Securities Act of 1933.

c.           ☐  A tender offer.

d.           ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee
$2,064,000	$413
*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (a) $3.44, by (b) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $2,064,000, multiplied by 0.0002.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

EDCI Holdings, Inc., a Delaware corporation (the “Company”) is proposing that the Company’s stockholders adopt amendments to the Company’s Certificate of Incorporation that will result in a reverse/forward stock split transaction.  If the split transaction is completed, our record stockholders who hold only fractional shares after giving effect to the 1-for1,400 reverse stock split will receive a payment of $3.44 per share for each pre-split share.  If the split transaction is completed, record stockholders with fewer than 1,400 shares prior to the reverse stock split will have no interest in the Company and will become entitled only to a cash payment for their shares.  The Company expects to pay approximately $2.1 million to its stockholders in the aggregate in the reverse stock split.  After the Company completes the reverse stock split and identifies those stockholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 1,400 shares of common stock post-split.  As a result, record stockholders who hold 1,400 or more shares prior to the reverse stock split transaction will ultimately hold the same number of shares following the reverse stock split transaction.  The effect of the split transaction will be to reduce the number of the Company’s stockholders of record to less than 300, which will allow the Company to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock of the Company will be given notice of the special meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

Item 1.   Summary Term Sheet.  (Reg. M-A Item 1001)

The information set forth in the proxy statement under the captions “Summary Term Sheet” and “Questions and Answers About the Split Transaction and the Special Meeting” is hereby incorporated by reference herein.

Item 2.   Subject Company Information.  (Reg. M-A Item 1002)

(a)           Name and Address.  The name of the subject company is EDCI Holdings, Inc., a Delaware corporation.  The Company’s principal executive offices are located at 11 E. 44th Street, Suite 1201, New York, New York 10018.  The Company’s telephone number is (646) 401-0084.

(b)           Securities.  The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.02 par value per share, of which 6,730,099 shares were outstanding as of August 5, 2010.

(c)           Trading Market and Price.  The information set forth in the proxy statement under the caption “Market Price of EDCI Common Stock and Dividend Information” is hereby incorporated by reference herein.

(d)           Dividends.  The information set forth in the proxy statement under the caption “Market Price of EDCI Common Stock and Dividend Information” is hereby incorporated by reference herein.

(e)           Prior Public Offerings.  The Company has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)           Prior Stock Purchases.  The information set forth in the proxy statement under the caption "Security Ownership of Certain Beneficial Owners and Management - Stock Repurchases" is hereby incorporated by reference herein.

Item 3.   Identity and Background of Filing Person.  (Reg. M-A Item 1003(a)-(c))

(a)           Name and Address.  The filing person, the Company, is also the subject company, with its address and telephone number as provided in Item 2(a) above.  The name of each of the Company’s directors and executive officers is as follows:

Board of Directors
Clarke H. Bailey, Chairman
Peter W. Gilson
David A. Sandberg
Ramon D. Ardizzone
Cliff O. Bickell

Executive Officers
Clarke H. Bailey – Chief Executive Officer and Chairman of the Board
Matthew K. Behrent – Executive Vice President, Corporate Development
Roger J. Morgan – Consultant to EDC
Kyle E. Blue – Treasurer (Principal Financial Officer)

The address of each director and executive officer of the Company is c/o EDCI Holdings, Inc., 11 E. 44th Street, Suite 1201, New York, New York 10018.

(b)           Business and Background of Entities.  Not applicable.

(c)           Business and Background of Natural Persons.  The information set forth in the proxy statement under the caption “Directors and Executive Officers” is hereby incorporated by reference herein.

Item 4.   Terms of the Transaction.  (Reg. M-A Item 1004(a) and (c)-(f))

(a)           Material Terms.  The information set forth in the proxy statement under the captions “Summary Term Sheet,” “The Special Meeting of EDCI’s Stockholders – Vote Required for Approval,” “Proposal 1: The Split Transaction – Special Factors – Overview of the Split Transaction,” “– Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” “– Effects of the Split Transaction on Affiliates,” “– Structure of the Split Transaction,” “– Effects of the Split Transaction on the Company,” “– Material Federal Income Tax Consequences of the Split Transaction,” and “– Accounting Treatment” is hereby incorporated by reference herein.

(c)           Different Terms.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Overview of the Split Transaction,” “– Fairness of the Split Transaction,” “– Effects of the Split Transaction on Affiliates,” “– Structure of the Split Transaction,” “– Effects of the Split Transaction on the Company,” and “– Material Federal Income Tax Consequences of the Split Transaction” is hereby incorporated by reference herein.

(d)           Appraisal Rights.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Appraisal or Dissenters’ Rights” is hereby incorporated by reference herein.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Fairness of the Split Transaction – Procedural Fairness” is hereby incorporated by reference herein.

(f)           Eligibility for Listing or Trading.  Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.  (Reg. M-A Item 1005(a)-(c) and (e))

(a)           Transactions.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Interests of Certain Persons in the Split Transaction” is hereby incorporated by reference herein.

(b)           Significant Corporate Events.  The information set forth in the proxy statement under the caption “Summary Term Sheet – The Company” is hereby incorporated by reference herein.

(c)           Negotiations or Contacts.  The information set forth in the proxy statement under the captions “Summary Term Sheet – The Company” and “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction” is hereby incorporated by reference herein.

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Interests of Certain Persons in the Split Transaction” is hereby incorporated by reference herein.  In addition, certain of the directors and executive officers of the Company hold stock options to purchase shares of the Company’s common stock.  Information concerning these stock options is incorporated by reference to “Security Ownership of Certain Beneficial Holders and Management” in the proxy statement.

Item 6.   Purposes of the Transaction and Plans or Proposals.  (Reg. M-A Item 1006(b) and (c)(1)-(8))

(b)           Use of Securities Acquired.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Accounting Treatment” is hereby incorporated by reference herein.

(c)           Plans.

(1)           The information set forth in the proxy statement under the captions “Summary Term Sheet – The Company,” “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(2)           The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction” is hereby incorporated by reference herein.

(3)           The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(4)           The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Effects of the Split Transaction on the Company – Plans or Proposals” is hereby incorporated by reference herein.

(5)           The information set forth in the proxy statement under the captions “Summary Term Sheet – The Company,” “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(6)           The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Fairness of the Split Transaction” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(7)           The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Fairness of the Split Transaction” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(8)           The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Fairness of the Split Transaction” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

Item 7.   Purposes, Alternatives, Reasons and Effects.  (Reg. M-A Item 1013)

(a)           Purposes.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction” and “– Reasons for the Split Transaction” is hereby incorporated by reference herein.

(b)           Alternatives.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Effects of the Split Transaction on the Company” is hereby incorporated by reference herein.

(c)           Reasons.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” and “– Structure of the Split Transaction” is hereby incorporated by reference herein.

(d)           Effects.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Overview of the Split Transaction,” “– Fairness of the Split Transaction,” “– Effects of the Split Transaction on Affiliates,” “– Effects of the Split Transaction on the Company,” “– Interests of Certain Persons in the Split Transaction,” and “– Material Federal Income Tax Consequences of the Split Transaction” is hereby incorporated by reference herein.

Item 8.   Fairness of the Transaction.  (Reg. M-A Item 1014)

(a)           Fairness.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” “– Recommendation of the Special Committee,” and “– Recommendation of the Board of Directors” is hereby incorporated by reference herein.

(b)           Factors Considered in Determining Fairness.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Reasons for the Split Transaction,” “– Fairness of the Split Transaction,” and “– Fairness Opinion of Financial Advisor” is hereby incorporated by reference herein.

(c)           Approval of Security Holders.  The information set forth in the proxy statement under the captions “The Special Meeting of EDCI’s Stockholders – Vote Required for Approval” and “Proposal 1: The Split Transaction – Special Factors – Fairness of the Split Transaction – Procedural Fairness” is hereby incorporated by reference herein.

(d)           Unaffiliated Representative.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction” and “– Fairness of the Split Transaction – Procedural Fairness” is hereby incorporated by reference herein.

(e)           Approval of Directors.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction – Procedural Fairness,” and “– Recommendation of the Special Committee” is hereby incorporated by reference herein.

(f)           Other Offers.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Effects of the Split Transaction on the Company – Plans or Proposals” is hereby incorporated by reference herein.

Item 9.   Reports, Opinions, Appraisals and Negotiations. (Reg. M-A Item 1015)

(a)           Report, Opinion or Appraisal.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Fairness Opinion of Financial Advisor” is hereby incorporated by reference herein.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Background of the Split Transaction,” “– Fairness of the Split Transaction,” and “– Fairness Opinion of Financial Advisor” is hereby incorporated by reference herein.

(c)           Availability of Documents.  The full text of the fairness opinion of Coady Diemar Partners, LLC (“Coady Diemar”) dated July 22, 2010 is attached as Appendix B to the proxy statement.  The fairness opinion of Coady Diemar is also available for inspection and copying during regular business hours at the Company’s principal executive offices located at 11 E. 44th Street, Suite 1201, New York, New York 10018.

Item 10.   Source and Amounts of Funds or Other Consideration.  (Reg. M-A Item 1007)

(a)           Source of Funds.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Effects of the Split Transaction on the Company – Financial Effects of the Split Transaction” and “Proposal 1: The Split Transaction – Special Factors – Financing of the Split Transaction” is hereby incorporated by reference herein.

(b)           Conditions.  Not applicable.

(c)           Expenses.  The information set forth in the proxy statement under the captions “Proposal 1: The Split Transaction – Special Factors – Fees and Expenses” is hereby incorporated by reference herein.

(d)           Borrowed Funds.  Not applicable.

Item 11.   Interest in Securities of the Subject Company. (Reg. M-A Item 1008)

(a)           Securities Ownership.  The information set forth in the proxy statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference herein.

(b)           Securities Transactions.  Within the past 60 days, none of the Company, any pension, profit-sharing, or similar plan of the Company, the directors, executive officers, or subsidiaries of the Company, or any of their associates or affiliates have effected any transaction in the Company’s common stock.

Item 12.   The Solicitation or Recommendation.  (Reg. M-A Item 1012(d) and (e))

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the proxy statement under the captions “The Special Meeting of EDCI’s Stockholders – Vote Required for Approval,” “Proposal 1: The Split Transaction – Special Factors – Effects of the Split Transaction on Affiliates” is hereby incorporated by reference herein.

(e)           Recommendations of Others.  The information set forth in the proxy statement under the caption “Proposal 1: The Split Transaction – Special Factors – Effects of the Split Transaction on Affiliates” is hereby incorporated by reference herein.

Item 13.   Financial Statements.  (Reg. M-A Item 1010(a)-(b))

(a)           Financial Information.  The information set forth in the proxy statement under the captions “Selected Historical and Pro Forma Financial Data” and “Incorporation by Reference” is hereby incorporated by reference herein.

(b)           Pro Forma Information.  The information set forth in the proxy statement under the caption “Selected Historical and Pro Forma Financial Data” is hereby incorporated by reference herein.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.  (Reg. M-A Item 1009)

(a)           Solicitations or Recommendations.  The information set forth in the proxy statement under the caption “The Special Meeting of EDCI’s Stockholders – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated by reference herein.

(b)           Employees and Corporate Assets.  The information set forth in the proxy statement under the caption “The Special Meeting of EDCI’s Stockholders – Solicitation of Proxies; Expenses of Solicitation” is hereby incorporated by reference herein.

Item 15.   Additional Information.  (Reg. M-A Item 1011(b))

(b)           Other Material Information.  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated by reference herein.

Item 16.   Exhibits.  (Reg. M-A Item 1016(a)-(d), (f), and (g))

(a)
Notice of Special Meeting of Stockholders and Preliminary Proxy Statement of the Company, together with proxy card (incorporated by reference to the Company’s Schedule 14A filed by the Company on August 18, 2010)

(b)	Not applicable.
(c)	Fairness Opinion of Coady Diemar Partners, LLC dated July 22, 2010 (incorporated by reference to Appendix B of the Company’s Schedule 14A filed by the Company on August 18, 2010)
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 18, 2010	EDCI HOLDINGS, INC.

	By:	/s/ Matthew K. Behrent
Matthew K. Behrent Executive Vice President, Corporate Development

EXHIBIT INDEX

Exhibit No.	Description
(a)
Notice of Special Meeting of Stockholders and Preliminary Proxy Statement of the Company, together with proxy card (incorporated by reference to the Company’s Schedule 14A filed by the Company on August 18, 2010)

(b)	Not applicable.
(c)	Fairness Opinion of Coady Diemar Partners, LLC dated July 22, 2010 (incorporated by reference to Appendix B of the Company’s Schedule 14A filed by the Company on August 18, 2010)
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.